UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-05571

(Check One):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: May 2, 2015

☐ Transition Report on Form 10-K                                                                                                ☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F                                                                                                ☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

RadioShack Corporation
Full Name of Registrant

300 Radioshack Circle, Mail Stop CF3-203
Address of Principal Executive Office (Street and number)

Fort Worth, Texas 76102
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on February 5, 2015, RadioShack Corporation (the “Company”) and its direct and indirect domestic subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for relief (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors are continuing in possession of their properties and are managing their businesses, as debtors in possession, in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Chapter 11 Cases are being jointly administered by the Bankruptcy Court under In re RADIOSHACK CORPORATION, et al. (Case No. 15-10197).

 On April 1, 2015, the Company completed the previously announced sale (the “Section 363 Sale”) of 1,743 Company-owned stores and inventory to General Wireless Inc. (“General Wireless”) and Sprint Solutions, Inc. (“Sprint”) pursuant to the Asset Purchase Agreement, dated February 5, 2015, as amended.  The Section 363 Sale was conducted under the provisions of Section 363 of the Bankruptcy Code and approved by the Bankruptcy Court on March 31, 2015 following the completion of an auction process in which General Wireless and Sprint were declared the winning bidders.

On March 23, 2015, the Company and certain of its subsidiaries entered into a Purchase Agreement (the “Mexico Purchase Agreement”) with Office Depot de México, S.A. de C.V. (“Office Depot Mexico”) for the sale (the “Mexico Sale”) of the Company’s Mexican subsidiaries and certain trademarks and domain names used in the operation of those businesses.  On April 7, 2015, the Mexico Purchase Agreement and Mexico Sale were approved by the Bankruptcy Court.  Completion of the Mexico Sale is subject to customary closing conditions, including receipt of required regulatory approvals.

On May 15, 2015, the Company and certain of its subsidiaries entered into a Purchase Agreement (the “IP Purchase Agreement”) with General Wireless Operations Inc. (“General Wireless Operations”) for the sale (the “IP Sale”) of the Company’s brand name and customer data.  On June 4, 2015, the IP Purchase Agreement and IP Sale were approved by the Bankruptcy Court. The Bankruptcy Court order approving the IP Purchase Agreement and IP Sale was entered following the completion of an auction process in which General Wireless Operations was declared the winning bidder.  Completion of the IP Sale is subject to customary closing conditions.

The Company expects that its remaining assets, which include the Company’s owned real estate and certain other assets, will be liquidated in the Chapter 11 Cases.

As a result of the events described above and other events leading up to the Chapter 11 filings, the Company’s employee headcount has been reduced significantly in recent months.  In addition to managing the day-to-day operation of the Company’s business, the Company’s remaining corporate employees have been tasked with administering the Chapter 11 Cases, including attending to issues related to the Section 363 Sale, the Mexico Sale, the IP Sale, the closing of the Company’s remaining stores and the sale of the Company’s remaining assets.  Accordingly, the Company is unable to perform the work that would be necessary to complete and file its Quarterly Report on Form 10-Q for the quarterly period ended May 2, 2015 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense.

As a result of the sale or liquidation of the Company’s assets, the Company does not expect to file the Form 10-Q.  As a debtor-in-possession under the Bankruptcy Code, the Company files monthly operating reports with the Bankruptcy Court.  The Company cautions that these reports include financial statements that are limited in scope, cover a limited time period, are prepared solely for the purpose of complying with requirements applicable in the Chapter 11 Cases and are in a format acceptable to the U.S. Trustee and are not prepared in accordance with generally accepted accounting principles in the United States.  Investors and potential investors should not to place undue reliance upon the information contained in the monthly operating reports, which are not prepared for the purpose of providing the basis for an investment decision relating to any of the securities of the Company.

This Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) contains forward-looking statements, as referenced in the Private Securities Litigation Reform Act of 1995.  These statements can be identified by the fact that they include words like “anticipate” “believe,” “estimate,” “expect,” “intend,” “project,” “guidance,” “plan,” “outlook” and other words with similar meaning. The Company specifically disclaims any duty to update any of the information set forth in this Form 12b-25, including any forward-looking statements.  These statements are based on management’s current expectations and assumptions, and as such involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated, both in connection with the Chapter 11 Cases and the Company’s business and financial prospects.  The Company’s management believes its judgments about these possible future events are reasonable, but actual results may differ materially due to a variety of important factors including the effects of the bankruptcy filing on the Company and the interests of various creditors, equity holders and other constituents; Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the cases in general; and risks associated with third-party motions in the Chapter 11 Cases, which may interfere with the Company’s ability to develop and consummate one or more plans of liquidation with respect to the Chapter 11 Cases.  Additional information regarding these and other factors is included in the Company’s filings with the SEC.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Robert C. Donohoo	(817) 415-3011
(Name)	(Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     ☐ Yes    ☒ No

Annual Report on Form 10-K for the fiscal year ended January 31, 2015

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not intend to file its Form 10-Q due to the events described in Part III of this Form 12b-25 and the impending liquidation of its remaining assets.  The Company believes that, based on the information currently available to it, the Company’s operating results for the quarterly period ended May 2, 2015 were significantly different from those for the comparable prior period due to developments that have occurred in the Company’s business over the past year, including those described in its Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2014 and the events described in Part III of this Form 12b-25.  The registrant is currently unable to provide a reasonable estimate of its results for the quarterly period ended May 2, 2015 for the reasons described in Part III of this Form 12b-25.

RadioShack Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 12, 2015	By: /s/ Robert C. Donohoo
Robert C. Donohoo Vice President, General Counsel and Corporate Secretary

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